

December 15, 2010

Mr. Frederick S. Cromer
Chief Financial Officer
International Lease Finance Corporation
10250 Constellation Blvd., Suite 3400
Los Angeles, California 90067

    RE: **International Lease Finance Corporation**
            Form 10-K for the Year Ended December 31, 2009
            Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
            September 30, 2010
            File No. 1-31616

Dear Mr. Cromer:

    We have reviewed your response letter dated November 22, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Flight Equipment, page 34

2. We have read your response to prior comment three and have the following additional comments.

- Your response indicates that the Company employs a process of assessing aircraft for impairment consisting of the elimination of aircraft from the assessment based on aircraft carrying values exceeding amounts of limited undiscounted cash flow information and residual values based on discounted cash flow information available from third party sources. Those aircraft that fail this initial assessment are assessed using full undiscounted cash flows. Please expand your disclosures to provide a more detailed discussion of this assessment, including a discussion of whether you employ a materiality test in determining which aircraft fail your initial assessment. That is, if the carrying values exceed amounts of limited undiscounted cash flow information and residual values by only $1, do you conclude that these aircraft pass your initial assessment? If so, please discuss the risks that are apparently inherent in this methodology.
- As previously requested, to the extent that any of your aircraft have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures related to those assets or asset groups:
  - The percentage by which the undiscounted cash flows exceed the carrying value;
  - A more robust description of the assumptions that drive the undiscounted cash flows;
  - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
  - A more robust discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please show us in your supplemental response what the revisions will look like.

Financial Statements

Consolidated Statements of Cash Flows, page 48

3. We have read your response to prior comment five. As previously requested, please separately address each of the components of restricted cash. For each component, please tell us the terms of the 1999 and 2004 ECA facilities such that the security deposits, maintenance reserves and rental payments related to the aircraft funded under these agreements are restricted. Given that these separate accounts all appear to relate to lender based restrictions, it still remains unclear how you determined that changes in restricted cash should be classified as investing activities instead of financing activities. Specifically address the fact that you disclose that segregated rental payments will be used to pay principal and interest on the outstanding facilities. Tell us the total cash inflows, outflows and nature of the outflows, related to each component for each period presented. Clarify why there is no apparent activity in 2008 and 2007.

4.   We have read your response to prior comment six. You indicate that you acquired aircraft new from the manufacturers who delivered these aircraft directly to your customers (i.e., the lessees). Please revise your caption "Acquisition of flight equipment under operating leases" to clearly convey to readers, if true, that you acquired new aircraft for which any related operating leases had not yet commenced.

5.   We have read your response to prior comment seven and have the following additional comments.
   - Please revise your caption, "Customer deposits" to provide readers with a better understanding of the nature of these cash flows. Revise your balance sheet caption accordingly; and
   - You indicate that changes to your overhaul reserves are reflected in Schedule II on page 86 of your 2009 10-K. Footnote (a) on page 86 indicates that deductions include reimbursements to lessees for overhauls performed and amounts transferred to buyers for aircraft sold. For each period presented, please quantify for us the amounts transferred to buyers and clarify how you reflect the amounts transferred within your statement of cash flows. Please cite the accounting literature used to support for such classification.

6.   We have read your response to prior comment eight. Please tell us what your "non-cash transfer of deposits" represents. Please tell us why these non-cash deposits are recorded as additions to flight equipment.

7.   We have read your response to prior comment nine. It still remains unclear how you determined that netting your gains and losses against proceeds from disposal of flight equipment is appropriate. ASC 230-10-45-28 requires that gains or losses on sale of property, plant and equipment be removed from net income when reconciling net income to net cash provided by or used in operating activities. As previously requested, please identify the authoritative literature that supports reflecting the amortization of interest income net against the gross collections from finance and sales type leases. In this regard, we also refer you to ASC 230-10-45-28.

Note B – Summary of Significant Accounting Policies

Lease Revenue, page 53

8.   We have read your response to prior comment 10 and have the following additional comments.
   - Please revise your disclosure to clearly describe your use of notional accounts and your related accounting for these accounts. Your revised disclosure should be similar to the disclosures provided in your supplemental response. Please ensure that your revised disclosure separately discusses the apparently different accounting treatment afforded these notional amounts based upon the differing uses you have identified in

your response. Please specifically disclose the accounting literature you used to support each accounting policy; and

- For each of the uses for these notional accounts that you have utilized, please tell us the actual cash flows and noncash activities related to these notional amounts and how they are reflected in your statement of cash flows for each period presented.

9. We have read your response to prior comment 11. You disclose that you recognize overhaul rentals as rental revenue at the same time the overall rentals are received and an expense is booked for any estimated reimbursements to be made to the lessee. You disclosed that because overhaul rentals are based on future use of the aircraft by the lessee, they meet the definition of a contingent component of the rental paid by the lessee. We have the following comments in this regard.

- You indicate that the contingency related to overhaul rental is resolved upon receipt of flight information, in that the amount due under the contract becomes fixed and determinable as the aircraft is operated. With specific reference to the terms of your leases, please tell us how you determined that all contingencies have been resolved given the fact that ultimately a significant portion of your overhaul rentals are refundable to the lessee; and

- With specific reference to the terms of your leases, please tell us how you determined that these overhaul rentals have been realized and earned. In this regard, we note your response to prior comment 15 that the Company is not responsible for the performance of maintenance of the aircraft during the lease term. Since a significant portion of these overhaul rentals are reimbursed to the lessee, please tell us how you determined that a service has been provided related to these overhaul rentals.

Flight Equipment Marketing, page 53

10. We have read your response to prior comment 12 and have the following additional comments.

- Your disclosure indicates that you market flight equipment both on your behalf and on behalf of independent third parties. With regard to the flight equipment you market on your behalf, you view the final disposition of aircraft as the culmination of the aircraft ownership cycle. You further indicate that you believe presenting the net gain or loss attributable to these transactions provides the users of your financial statements with useful information for understanding and evaluating your financial results. We agree that providing gains and losses attributable to these transactions provides users with useful information. However, given your current inclusion of these gains and losses within revenues under the caption "flight equipment marketing", it does not appear that you have transparently presented readers with this useful financial information;

- Address the appropriateness of differentiating between losses on aircraft held for sale, aircraft sold or aircraft designated for part-out and aircraft held for use within your condensed consolidated statements of income for the three and nine months ended

September 30, 2010. Address the fact that readers of these statements only see a line item within expenses captioned , "Aircraft impairment" which does not appear to convey to readers that (i) these impairments relate only to aircraft held for use and (ii) that you have incurred material losses on aircraft that are held for sale, aircraft sold or aircraft designated for part-out;

- Given your belief that selling aircraft is not your primary operation, please tell us why you believe it is appropriate to show the net gain or loss attributable to the sale of flight equipment within revenues instead of as other income or expense. Refer to Rule 5.03.7 and .9 of Regulation S-X;
- Notwithstanding the above bullet, since you are presenting the net gain or loss attributable to the sale of flight equipment within revenues it is unclear how you have complied with Rule 5.03.1 through 5.03.3 of Regulation S-X which requires a gross presentation of revenue and the related cost of revenues separately in the income statement;
- You indicate that you may act as an agent or as a principal in your sales activities. Please tell us what consideration you gave to ASC 605-45-45-1 through 18 in determining whether you should record such revenue on a gross or net basis. Please quantify amounts earned in these circumstances; and
- Please reconcile the proceeds from disposal of flight equipment as reflected in your statement of cash flows for the nine months ended September 30, 2010 to the gross proceeds for the nine months ended September 30, 2010 as reflected in your response.

Provision for Overhauls, page 53

11. We note your response to prior comment 14. Notwithstanding our above comment regarding your accounting for overhaul rentals, please expand your critical accounting policy discussion of overhaul provisions to provide the information set forth in your response, including your determination of the "Reserve Rate". It appears that this additional information would provide readers of your financial statements with meaningful information regarding management's judgments and the significant estimates related to this reserve.

12. We have read your response to prior comment 15. We note your belief that ASC 908 does not apply to the Company. It is unclear how you reached this conclusion given the fact that your primary business is to lease aircraft and ASC 908-360-05-01 provides guidance for accounting for certain property, plant and equipment assets for entities in the airline industry. You indicate that in limited circumstances, you may be required to perform major maintenance on the aircraft. You disclose that in these instances, you capitalize the costs of overhaul to the extent that those costs meet the recognition criteria of an asset, and amortize those costs with the aircraft. Please tell us what you mean by the term "amortize those costs with the aircraft." Please clarify whether you amortize the overhaul costs over the life of the aircraft or over the estimated period until the next planned major maintenance activity as required by ASC 908-360-35-5.

13. To the extent necessary, please tell us how you account for planned major maintenance activities of aircraft that are off-lease. Please disclose your accounting policy for these maintenance activities.

14. We note your response to prior comment 16. Please expand your accounting policies to provide a more detailed discussion of your obligations related to contributions or top-up payments for maintenance related expenses that occurred prior to the current lessee or lease true-up receipts and payments required to be made by you or the lessee at the end of the lease term. In this regard, the information provided in your response appears to provide the appropriate level of detail necessary for a reader to understand the nature of these payments and your related accounting.

<u>Form 10-Q for the Period Ended September 30, 2010</u>

<u>General</u>

15. Please address the comments above in your interim filings as well.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief